UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 26, 2025, the Board of Directors (the “Board”) of Mobilicom Limited (the “Company”) approved the appointment of Jacqueline Bloom to its Board and as a member its Audit and Risk Committee and Remuneration and Nomination Committee, effective June 26, 2025. Ms. Bloom has been determined by the Board to be an independent director in accordance with the listing rules of the Nasdaq Stock Market.

Jacqueline Bloom has served as a strategic advisor, investor, and board director across high-growth ventures and impact-driven organizations for over 30 years, bringing deep experience in commercializing technology, scaling operations, and structuring investments to accelerate innovation and sustainable growth across early-stage companies. Since 2025, Ms. Bloom has been employed as a Performance Implementation Partner at Backable, a strategic advisory firm focused on unlocking and scaling organizational performance. Previously, from 2022 to 2024, Ms Bloom served as Growth & Investment Director at Startupbootcamp Australia, a global accelerator and venture fund, where she led the creation of a $5 million international fund, managed investor engagement across five countries, and oversaw governance, due diligence, and impact reporting across a portfolio of early-stage technology ventures. From 2021-2022, Ms. Bloom was CEO & Partner of Shepreneur, a founder-focused platform that achieved a 75% funding success rate for women-led startups. Prior to this, from 2018 to 2021, Ms. Bloom led The Helping Hub, held senior roles in construction and retail, and scaled a family business into a multi-million dollar entity. Ms. Bloom previously served as a member of the Board of Directors and Chair of the Fundraising and Strategy Committee for Left Write Hook from 2024 to 2025, and currently serves as an Independent Investment Committee Member for Swinburne University and Breakthrough Victoria’s University Innovation Platform, assessing spinouts and early-stage venture opportunities aligned with commercial and societal impact. Ms. Bloom holds a Bachelor of Business Management and Postgraduate Diploma in Marketing from Monash University, and has completed executive programs in venture capital (VC Catalyst – Wade Institute of Entrepreneurship) and angel investing (Airtree Explorer). She also holds Australian RG146 certification in managed investments.

In addition, on June 4, 2025, the Board appointed Guy Givoni as a member its Audit and Risk Committee and Remuneration and Nomination Committee, effective June 26, 2025.

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-284265) and Form F-3 (File No. 333-274929), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: June 30, 2025	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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